Exhibit (a)(xii)

Amendment No. 1

to

LETTER OF TRANSMITTAL

To Tender Shares of Common Stock

of

American Realty Capital Healthcare Trust, Inc.

Pursuant to the Offer to Purchase dated April 7, 2014, as may be supplemented or amended from time to time

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 12:00 MIDNIGHT, EASTERN TIME, ON MAY 2, 2014 (THE “EXPIRATION DATE”),
UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

Reference is made to that certain Letter of Transmittal (the “Letter of Transmittal”) relating to that certain Offer to Purchase, dated April 7, 2014 (the “Offer to Purchase”), pursuant to which American Realty Capital Healthcare Trust, Inc., a Maryland corporation that qualifies as a real estate investment trust for U.S. federal income tax purposes (the “Company”), invited its stockholders to tender up to 13,636,364 shares of our common stock, par value $0.01 per share (the “Shares”), for purchase by the Company at a price of $11.00 per Share, net to the tendering stockholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase and in the Letter of Transmittal. The Company amends the Letter of Transmittal as follows:

1.	The first sentence of Instruction 15 on page 16 of the Letter of Transmittal is amended and restated as follows:

The Company will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, though the Company’s determination may be challenged by the applicable shareholder(s), and only determinations by a court of competent jurisdiction shall be final and binding.